Exhibit 99.3

EXECUTION VERSION

SPONSOR GUARANTEE

GUARANTEE AGREEMENT (this “Agreement”) dated as of December 7, 2015 between by Baihe Network Co., Ltd., a joint-stock company incorporated under the laws of the PRC (“Guarantor”) and Jiayuan.com International Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).  Terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (as defined below).

W I T N E S S E T H :

WHEREAS, LoveWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Guarantor (“Parent”), and FutureWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Parent (“Merger Subsidiary” and together with Parent, “Obligor”), is entering into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, with the Company;

WHEREAS, as a condition precedent to entering into the Merger Agreement, the Company requires the execution of this Agreement; and

WHEREAS, Guarantor indirectly owns all of the equity interests in Obligor.

NOW THEREFORE, in order to induce the Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and in consideration of the foregoing recitals, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Guarantor agrees as follows:

ARTICLE 1
REPRESENTATIONS AND WARRANTIES OF GUARANTOR

Guarantor hereby represents and warrants to the Company as follows:

Section 1.01.                          Organization and Qualification.  Guarantor is a joint-stock company, duly organized and validly existing and in good standing under the laws of the PRC.

Section 1.02.                          Due Authority.  Guarantor has full corporate power and authority to execute, deliver and perform its obligations under this Agreement.  This Agreement has been duly and validly executed and delivered by Guarantor and constitutes a legal, valid and binding obligation of Guarantor enforceable in accordance with its terms.  The execution, delivery and performance by Guarantor of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) violate the certificate of incorporation or bylaws of Guarantor, (b) violate any Applicable Law, (c) require any consent or other action by any Person under, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit to which Guarantor is entitled under any provision of any agreement or other instrument binding upon Guarantor or (d) result in the creation or imposition of any Lien on any asset of Guarantor.

Section 1.03.                          Solvency.  Guarantor is not insolvent and will not be rendered insolvent as a result of execution of this Guarantee.

Section 1.04.                          Consideration.  Guarantor has received adequate consideration for entering into this Agreement, including the execution of the Merger Agreement by the Company and Obligor, and the undertaking of the Obligations (as defined below) by Obligor.

Section 1.05.                          Acknowledgement of Merger Agreement.  Guarantor acknowledges and adopts the terms and conditions of the Merger Agreement, including (without limitation) Sections 7.06, 7.07, 8.01(b) and 11.04 thereof.

ARTICLE 2
GUARANTEE OF OBLIGATIONS

Section 2.01.                          Guarantee.  (a) Guarantor hereby unconditionally, absolutely and irrevocably guarantees, undertakes and promises to cause, as herein provided, the due and punctual payment and the full and prompt performance by Obligor or its Affiliates of all of the amounts to be paid, including the payment of the Merger Consideration, and all of the terms and provisions to be performed or observed by or on the part of Obligor or its Affiliates, under the Merger Agreement (all such terms and provisions as now or hereafter in existence being collectively called the “Obligations”), whether according to the present terms thereof, or pursuant to any change in the terms, covenants and conditions thereof at any time hereafter made or granted, including pursuant to any amendments, extensions or renewals of the Merger Agreement or the Obligations, subject to the terms and limitations hereof and thereof.  Guarantor agrees and acknowledges that no amendment, extension or renewal of the Merger Agreement (whether with or without Guarantor’s consent) or the Obligations will discharge or otherwise affect the liability of Guarantor under this Agreement.

(b)          In the event that Obligor or its Affiliates shall fail in any manner whatsoever to pay, perform or observe any of the Obligations, when and as the same shall be required to be paid, performed or observed under the terms of the Merger Agreement, Guarantor will itself duly and punctually pay, or fully and promptly perform or observe, as the case may be, such Obligations, or cause the same to be duly and punctually paid, or fully and promptly performed or observed, in each case as if Guarantor were itself the obligor with respect to such Obligations under the Merger Agreement.

Section 2.02.                          No Demand or Notice.  (a) It shall not be a condition to the guarantees and agreements set forth in Section 2.01 (the “Guarantee”) that the Company shall have first made any request of, or demand upon, or given any notice of the occurrence of a default under the Merger Agreement (unless such notice is specifically required under the Merger Agreement) or any other notice whatsoever to, Guarantor or

Obligor or its Affiliates or any other Person, or shall have instituted any action or proceeding against Obligor or its Affiliates or any other Person in respect thereof, or shall have joined Obligor or its Affiliates in any such action or proceeding.

(b)          The Company, in asserting the benefit of the Guarantee shall give prompt notice to Guarantor of any failure by Obligor or its Affiliates to pay, perform or observe any Obligation; provided that any failure, delay or defect in the giving of such notice shall not alter or affect the Guarantee under this Agreement.

Section 2.03.                          Waiver of Resort to Security.  Guarantor further agrees that this Agreement, insofar as it constitutes a guarantee of monetary Obligations, constitutes a guarantee of payment when due and not of collection, and Guarantor waives any right to require as a condition to its Guarantee that any resort be had by the Company to any security held for the payment of any Obligation.

Section 2.04.                          No Discharge.  The Guarantee is and shall remain absolute and unconditional irrespective of any circumstance that might otherwise constitute a legal or equitable discharge of a surety or guarantor, as the case may be, with respect to its Guarantee.

Section 2.05.                          Waivers by Guarantor.  (a) Guarantor hereby waives with respect to its Guarantee but without prejudice to the rights of the parties to the Merger Agreement, any notice of acceptance of this Agreement by the Company, grace, presentment, demand, protest, notice of the occurrence of a default under the Merger Agreement and any other notice of any kind whatsoever and promptness in making any claim or demand hereunder.

(b)          The Guarantee shall not be affected by (i) the failure of the Company to assert any claim or demand or to enforce any right or remedy under the provisions of the Merger Agreement or any agreement related to the foregoing or otherwise, (ii) any extension of the Merger Agreement or any agreement related to the foregoing, (iii) any rescission, waiver, amendment or modification of any of the terms or provisions of the Merger Agreement or of any agreement related to the foregoing, including any change in the time, manner or place of payment or performance of any of the obligations under the Merger Agreement or (iv) the release of any security held for payment of any Obligations.

Section 2.06.                          No Reduction.  (a) The Guarantee shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense or set-off, counterclaim, recoupment or termination whatsoever.

(b)          Notwithstanding anything herein to the contrary, the Company hereby agrees that to the extent Obligor is relieved of any of its Obligations pursuant to the terms and conditions of the Merger Agreement, Guarantor shall be relieved to the same extent of its corresponding obligations under this Guarantee.

Section 2.07.                          Enforcement.  Notwithstanding anything herein to the contrary, the Company may proceed to enforce the Guarantee against Guarantor without first pursuing or exhausting any right or remedy that the Company or any of its successors or assigns may have against Obligor or its Affiliates or any other Person.

Section 2.08.                          Continued Effectiveness.  The Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of any Obligation of Obligor or its Affiliates is rescinded or must otherwise be restored or returned by the Person receiving such payment upon the insolvency, bankruptcy or reorganization of Obligor or its Affiliates, all as though such payment or part thereof had not been made.  Notwithstanding the foregoing, this Guarantee shall terminate and Guarantor shall have no further obligations under this Guarantee upon the termination of the Merger Agreement under circumstances in which the Company is entitled to retain the Parent Deposit or the Substituted Parent Deposit, as the case may be, pursuant to Section 11.04(e) of the Merger Agreement.

Section 2.09.                          No Recourse.  Notwithstanding anything that may be expressed or implied in this Guarantee or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Guarantee, the Company covenants, agrees and acknowledges that no Person, other than Guarantor and any assignee permitted in accordance with Section 3.10, has any obligations hereunder and that, notwithstanding that Guarantor (and any assignee permitted in accordance with Section 3.10) may be a partnership or limited liability company, the Company has no right of recovery under this Guarantee, or any claim based on such obligations against, and no personal liability based on such obligations shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any of Guarantor or Parent or Merger Subsidiary or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate, financing source or agent of any of the foregoing, in each case, other than any assignee permitted in accordance with Section 3.10, Parent and Merger Subsidiary (each a “Non-Recourse Party”), through Parent, Merger Subsidiary or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent or Merger Subsidiary against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Applicable Law, or otherwise, and the Company further covenants, agrees and acknowledges that the only rights of recovery that the Company has in respect of the Merger Agreement or the transactions contemplated thereby are its rights to recover from Parent and Merger Subsidiary under and to the extent expressly provided in the Merger Agreement and its right to recover from Guarantor (but not any Non-Recourse Party) under and to the extent expressly provided in this Guarantee (subject to any limitations expressly provided herein).  Recourse against Guarantor under and pursuant to the terms of this Guarantee shall be the sole and exclusive remedy of the Company and all of its Affiliates against Guarantor and the Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, including by piercing of the corporate veil or by a claim by or on behalf of Parent or Merger Subsidiary.  The Company hereby covenants and agrees that it shall not institute, and it shall cause its Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, against Guarantor or any Non-Recourse Party except for claims against Guarantor under this Guarantee or Obligor under the Merger Agreement.  Nothing set forth in this Guarantee shall confer or give or shall be construed to confer or give to any Person other than the Company (including any Person acting in a representative capacity) any rights or remedies against any Person including Guarantor, except as expressly set forth herein.

ARTICLE 3
MISCELLANEOUS

Section 3.01.                          Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.

Section 3.02.                          Jurisdiction; Consent to Service of Process; Waiver.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in any New York federal court sitting in the Borough of Manhattan of The City of New York or, if such court shall not have jurisdiction, any federal court located in the State of New York or other New York state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any suit, action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (a) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 3.02, (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 3.05 shall be deemed effective service of process on such party.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 3.03.                          Construction.  Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neuter.  Terms defined in the singular have the corresponding meanings in the plural, and vice versa.  Except as expressly provided otherwise, all references to Articles and Sections refer to articles and sections of this Agreement.  The word “including” means “including, but not limited to.”  The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear.  Any reference to a statute, regulation or law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder, all as in effect as of the date hereof.  Reference to any Person includes such Person’s successors and assigns.  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

Section 3.04.                          Amendment.  This Agreement may not be amended except by an instrument in writing executed and delivered by Guarantor and the Company.

Section 3.05.                          Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Guarantor, to:

Baihe Network Co., Ltd.
F/6 Block 3B Wangjing SOHO
Wangjing Futong East Street No.1, Chaoyang District
Beijing, 100102
People’s Republic of China
Attention: 田范江 (Jason Tian)
Facsimile No.: +86 10 5086 3877
E-mail: jason@baihe.com

if to the Company to:

Jiayuan.com International Ltd.
15/F, Anhua Development Building
No. 35 Anding Road
Chaoyang District
People’s Republic of China
Attention: Shang-Hsiu Koo
Facsimile No.: +86 010 6113 6313
E-mail: skoo@jiayuan.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 3.06.                          Public Announcements.  Neither Guarantor nor the Company will issue or make any press releases or similar public announcements concerning the Guarantee or this Agreement without the prior written consent of each of the parties hereto, except as may be required by Applicable Law.  In the event that it is required by Applicable Law to make a disclosure concerning this Agreement such party shall use diligent efforts to first notify the other parties hereto before making such disclosure.

Section 3.07.                          Expenses.  Except as otherwise expressly provided herein, all costs and expenses incurred by Guarantor in connection with this Agreement shall be paid by Guarantor, and all costs and expenses incurred by the Company in connection with this Agreement shall be paid by the Company or its Affiliates.

Section 3.08.                          Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 3.09.                          Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, and the invalid, illegal or unenforceable provision shall be reformed to the minimum extent required to render such provision valid, legal and enforceable and in a manner so as to preserve the economic and legal substance of the transactions contemplated hereby to the fullest extent permitted by Law.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the Guarantee contemplated hereby is fulfilled to the extent possible.

Section 3.10.                          Assignment.  This Agreement shall not be assigned by Guarantor or the Company (including by operation of law or otherwise), except in connection with an assignment permitted under the Merger Agreement and provided that no such assignment shall relieve the assignor of its obligations hereunder.  Any purported assignment of this Agreement in violation of this Section 3.10 shall be null and void.

Section 3.11.                          Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of the Company (and its Affiliates) and its (and their) permitted successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 3.12.                          Counterparts.  This Agreement may be executed in multiple counterparts and by Guarantor and the Company in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  This Agreement may be executed by facsimile; provided that each party hereto uses commercially reasonable efforts to deliver to each other party hereto original signatures as soon as possible thereafter.

Section 3.13.                          Entire Agreement.  This Agreement, the Merger Agreement and the Confidentiality Agreement constitute the entire agreement of Guarantor and the Company with respect to the subject matter hereof, and supersede all prior agreements and undertakings, both written and oral, among Guarantor and the Company with respect to the subject matter hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

GUARANTOR: BAIHE NETWORK CO., LTD.

By:	/s/ Fanjiang Tian
Name: Fanjiang Tian
Title: Chairman, GM

ACCEPTED:

JIAYAUN.COM INTERNATIONAL LTD.

By:	/s/ Shang-Hsiu Koo
Name: Shang-Hsiu Koo
Title: CFO

[Signature Page to Sponsor Guarantee]